

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Mr. James T. Hackett
President and Chief Executive Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
Texas, 77380-1046

>   **Re: Anadarko Petroleum Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 001-8968**

Dear Hackett:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 29, 2008

Proved Reserves, page 3

1.   With a view towards disclosure, describe for us, in reasonable detail, the procedures and methods followed by NSAI in conducting their review.   Also, provide us with a copy of NSAI's review report.

Properties and Activities, page 6

2.   The "Other" line item in the table on page 6 represents the largest item under the "Rockies." Tell us why that item is not broken down further into more constituent parts. We note the disclosure in the last paragraph under "Rockies" on page 8.

<u>Risk Factors, page 18</u>

<u>Our debt and other financial commitments may limit our financial and operating
flexibility, page 18</u>

3.   Identify or cross-reference the "related party" cited in the first sentence.
        Assuming that you are referring to Trinity Associates, identify the third party
        investors and their affiliation to the company. Also, discuss any consideration or
        benefits accruing to these parties, the business reasons for entering into this
        transaction, whether this structured as an "arms length" transaction and, if so, the
        steps taken to ensure that result.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

4.   When a change in your results is attributable to more than one factor, quantify the
        contributions of each factor. For example, we note that the income from
        continuing operations for 2007 compared to 2006 increased primarily because of
        gains on divestitures and higher sales volumes. Please quantify the gains from
        divestitures and the higher sales volumes. Also, under "Cash Flow from
        Operating Activities," on page 45, you attribute the decrease in cash flow in 2007
        to the impact of income taxes on divestitures and higher costs and expenses.
        While you disclose the amount of taxes paid for gains on divestitures in 2007, you
        do not quantify the "higher costs and expenses."

<u>Overview, page 30</u>

5.   Given that 11% of your proven reserves are located in Algeria, it appears
        appropriate to address in this section your dispute with Sonatrach, the national oil
        and gas company of Algeria, regarding the renegotiation of the Production
        Sharing Agreement and the approval by the Algerian parliament of a legislation
        establishing an exceptional profits tax on foreign companies' Algerian oil
        production.

6.   We note that on page 22 you disclose that you may experience significant
        exploration and dry hole expenses because you allocate a percentage of your
        capital budget to higher-risk exploratory projects. Please discuss how your
        financial condition is affected by devoting resources to those projects.

<u>Capital Resources and Liquidity, page 45</u>

7.   Address and, to the extent practicable, quantify your anticipated material capital expenditures both on a short and a long term basis and the funding for such activities.

Form 10-K for the year ended December 31, 2007

Obligations and Commitments, page 49

8.   Please include a "Total" row at the bottom of your contractual obligations table in future filings. Refer to the example in Item 303 of Regulation S-K.

Financial Statements

Note 11 – Unconsolidated Affiliates, page 93

Noncontrolling Mandatorily Redeemable Interests, page 93

9.   Please provide your analysis, in reasonable detail, of your accounting treatment of each component of the Permian and Midstream transactions, including references to the specific accounting literature upon which you relied upon and how the transactions satisfied the criteria of the accounting literature. Please ensure to address the following in connection with your response:

(a) Explain to us the business purpose for structuring these transactions in this manner.

(b) Provide your analysis of FIN 39 which supports your determination that it is appropriate to set off your equity interest in the investees against the note payable due to the investees.

(c) We note that you recognized gains on the exchanges with Periman and Midstream of approximately $443 million and $300 million, respectively. We also note from your disclosure that a portion of the gains from these exchanges have been deferred and will be recognized over the useful life of the contributed assets. Please clarify how you determined the amount of gain that should be recognized in the current year and the amount to defer and the accounting guidance that you relied upon when making this determination.

(d) Please clarify how you determined that it is appropriate to account for your investment under the equity method pursuant to APB 18. We note from your disclosure that you own 5% of the equity interest in Permian and Midstream. Explain how this interest allows you the ability to exercise significant influence over the investees. In addition, please clarify the amount of earnings or losses you recorded in fiscal year 2007 related to each investment.

10.   Address why you believe it is appropriate to omit the loans obtained with these transactions from your contractual obligations table on page 49. Your contractual obligations table should include all known contractual obligations as of the latest balance sheet date pursuant to Item 303(A)(5) of Regulation S-K .

Midstream Financing Agreement, page 95

11.   Please explain why you structured the debenture agreement with the Investor by establishing a new entity. Explain the benefit of having the amounts loaned to you pass through Trinity instead of the investor loaning you the funds directly. Explain why you had to contribute capital to Trinity as part of this transaction.

12.   Clarify the terms of the credit rating triggers that may result in accelerating the debt maturity and how you have accounted for such triggers. Please explain whether you or the creditor can accelerate the maturity based on these triggers.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Carmen Moncada-Terry with questions about the legal comments. You may contact James Murphy at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director